Exhibit 1

Second Quarter 2011 Page 1 of 16

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

Ivana Del Rossi
Finance Manager
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
6363 Del Libertador  Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES
SECOND QUARTER 2011 RESULTS

Buenos Aires, Argentina, August 11, 2011 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the second quarter of 2011. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended June 30, 2011 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on June 30, 2011 of Ps. 4.11.
The following results are based on non consolidated financial statements of Edenor S.A.

Second Quarter 2011 Highlights

Net Sales increased 6.1% to Ps. 548.9 million in the second quarter of 2011 from Ps. 517.4 million in the second quarter of 2010, mainly due to the 7.3% increase in the volume of electricity sold in the second quarter of 2011, vis a vis the second quarter of 2010.

Volume of Energy Sold increased 7.3% to 4,949 GWh in the second quarter of 2011 from 4,614 GWh in the second quarter of 2010. This increase was attributable to a 5.4% increase in the average GWh consumption per customer and a 1.8% increase in the number of customers.

Electric Power Purchases increased 10.5% to Ps. 271.7 million in the second quarter of 2011 from Ps. 246.0 million in the second quarter of 2010, mainly due to a 6.8% increase in the volume of electricity purchased, from 4,427 GWh in the second quarter of 2010 to 4,730 GWh in the second quarter of 2011 (excluding in each case the wheeling system demand) and an increase in absolute numbers of the energy losses, given the higher volume of energy purchased.

Gross Margin increased 2.1% to Ps. 277.2 million in the second quarter of 2011 from Ps. 271.5 million in the second quarter of 2010, mainly due to the higher volume of energy sold which was partially offset by the increase in Electric Power Purchases.

Net Operating Income decreased Ps. 104.8 million, to a loss of Ps. 73.3 million in the second quarter of 2011 from a gain of Ps. 31.5 million in the second quarter of 2010 mainly due to an increase in transmission and distribution expenses of Ps. 87.2 million and an increase in selling expenses of Ps. 23.9 million. These cost increases were partially offset by an increase in gross margin of Ps. 5.7 million.

Net Income decreased 59.9 million, to Ps. a loss of 66.2 million in the second quarter of 2011 from a loss of Ps. 6.3 million in the second quarter of 2010, mainly due to the increase in operating expenses and the increase in the financial results generated by liabilities, partially offset by permanent investments and goodwill amortization.

Second Quarter 2011 Page 2 of 16

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	2Q 2011 *	2Q 2010*	% Change vs.2010	Six months period ended June 30, 2011*	Six months period ended June 30, 2010*	% Change vs. 2010

Net Sales	548.9	517.4	6.1%	1,041.0	1,090.9	(4.6)%
Electric power purchases	(271.7)	(246.0)	10.5%	(569.4)	(526.2)	8.2%
Gross margin	277.2	271.5	2.1%	571.6	564.7	1.2%
Net Operating Income (loss)	(73.3)	31.5	(332.9)%	(33.2)	92.3	(136.0)%

                                        * In millions of Argentine Pesos

Net sales

Net sales increased by 6.1% (Ps. 31.4 million) from Ps. 517.4 million in the second quarter of 2010 to Ps. 548.9 million in the second quarter of 2011.

This variation was mainly due to the increase of 7.3 % in the volume of energy sold, from 4,614 GWh sold in the second quarter of 2010 to 4,949 GWh sold in the second quarter of 2011 which is attributable to a 5.4 % rise in the average GWh consumption per customer and a 1.8% increase in the number of customers.

Net energy sales represent approximately 97.7 % of net sales while late payment charges, pole leases, and connection and reconnection charges represent the remaining 2.3%.

Energy sales increased by 6.4% (Ps. 32.9 million) from Ps. 518.8 million in the second quarter of 2010 to Ps. 551.8 million in the second quarter of 2011, mainly due to:

•	an increase of 8.7% in residential customers demand;
•	an increase of 6.9% in commercial customers demand; and,
•	an increase of 7.0% in industries and wheeling system demand.

Second Quarter 2011 Page 3 of 16

Electric power purchases

The amount of electric power purchases increased 10.5 % from Ps. 246.0 million in the second quarter of 2010 to Ps. 271.7 million for the second quarter of 2011. This variation results from the higher volume of energy and capacity sold and to an increase in absolute numbers of the energy losses given the higher volume of energy purchased.

Energy losses increased to 12.5 % in the second quarter of 2011 from 12.3 % in the second quarter of 2010.. In absolute numbers the increase was 41GWh.

Gross margin

Gross margin increased 2.1 % from Ps. 271.5 million in the second quarter of 2010 to Ps. 277.2 million in the second quarter of 2011. This positive variation was due to the higher volume of energy and capacity sold.

Transmission and distribution expenses

Transmission and distribution expenses have increased Ps. 87.2 million, from Ps. 154.8 million in the second quarter of 2010 to Ps. 242.0 million in the second quarter of 2011, mainly due to:

▪	a Ps. 42.4 million increase in salaries and social security taxes due to salaries increases granted in 2011;
▪	a Ps. 38.1 million increase in outsourcing due to recategorization of contractors’ personnel; and,
▪	a Ps. 2.7 million increase in materials.

In term of percentage of revenues, transmission and distribution expenses increased from 29.9 % in the second quarter of 2010 to 44.1 % in the second quarter of 2011.

The following table sets forth the principal components of our transmission and distribution expenses for the periods indicated:

	Second Quarter ended June 30,				Six months ended June 30,
	2Q 2011	% of 2Q 2011 net sales	2Q 2010	% of 2Q 2010 net sales	2011	2010

			(in millions of Pesos, except percentages)
Salaries and social security taxes	Ps. 109.9	20.0%	Ps. 67.4	13.0%	Ps. 183.9	Ps. 128.4
Supplies	13.0	2.4%	10.2	2.0%	23.1	20.6
Outsourcing	69.7	12.7%	31.6	6.1%	99.6	59.8
Depreciation of property, plant & equipment	44.7	8.1%	42.3	8.2%	88.8	84.4
Others	4.7	0.9%	3.2	0.6%	9.5	8.1
Total	Ps. 242.0	44.1%	Ps. 154.8	29.9%	Ps. 404.9	Ps. 301.3

Second Quarter 2011 Page 4 of 16

Selling expenses

Selling expenses are related to customer services provided at commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses had an increase of Ps. 23.9 million, from Ps. 43.9 million in the second quarter of 2010 to Ps. 67.8 million in the second quarter of 2011 mainly due to:

▪	a Ps. 10.3 million increase in outsourcing due to the recategorization of contractors’ personnel; and,
▪	a Ps. 8.4 million increase in salaries and social security taxes due to salaries increases granted in 2011.

In terms of percentage revenues, selling expenses increased from 8.5 % in the second quarter of 2010 to 12.4 % in the second quarter of 2011.

The following are the principal components of our selling expenses for the periods indicated:

	Second Quarter ended June 30,				Six months ended June 30,
	2Q 2011	% on 2Q 2011 revenues	2Q 2010	% on 2Q 2010 revenues	2011	2010
	(in millions of Pesos)
Salaries and social security taxes	Ps. 24.3	4.4%	Ps. 15.9	3.1%	Ps.40.0	Ps. 29.9
Allowance for doubtful accounts	3.6	0.7%	4.1	0.8%	7.1	10.6
Outsourcing	21.3	3.9%	11.1	2.1%	35.3	22.6
Taxes and charges	6.6	1.2%	5.1	1.0%	10.1	10.2
Others	12.0	2.2%	7.7	1.5%	21.4	17.0
Total	Ps. 67.8	12.4%	Ps. 43.9	8.5%	Ps. 113.9	Ps. 90.3

Administrative expenses

Administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

Administrative expenses decreased 1.3 % from Ps. 41.3 million in the second quarter of 2010 to Ps. 40.8 million in the second quarter of 2011.   This variation was mainly due to:

▪	a Ps. 2.3 million decrease in salaries and social security taxes;
▪	a Ps. 1.9 million decrease in taxes and charges; and,
▪	a Ps. 1.2 million decrease in rentals and insurances.

Second Quarter 2011 Page 5 of 16

These variations were partially offset by:

▪	a Ps. 3.1 million increase in outsourcing due to increases in contractors' prices; and,
▪	a Ps. 1.5 million increase in computer services.

In terms of percentage of revenues, administrative expenses decreased from 8.0 % in the second quarter of 2010 to 7.4 % in the second quarter of 2011.

The following are the principal components of our administrative expenses for the periods indicated:

	Second Quarter ended June 30,				Six months ended June 30,
	2Q 2011	% of 2Q 2011 revenues	2Q 2010	% of 2Q 2010 revenues	2011	2010
	(in millions of Pesos)
Salaries and social security taxes	Ps. 15.2	2.8%	Ps. 17.6	3.4%	Ps 33.2	Ps. 33.0
Computer services	7.9	1.4%	6.4	1.2%	16.0	13.3
Outsourcing	5.1	0.9%	2.0	0.4%	8.0	6.7
Advertising expenses	3.7	0.7%	3.8	0.7%	7.3	8.0
Others	8.8	1.6%	11.5	2.2%	21.6	19.7
Total	Ps. 40.8	7.4%	Ps. 41.3	8.0%	Ps. 86.0	Ps. 80.8

Net operating income

Net operating income decreased Ps. 104.8 million from a gain of Ps. 31.5 million in the second quarter of 2010 to a loss of Ps. 73.3 million in the second quarter of 2011. This negative variation was due to the increases in transmission, distribution (Ps. 87.2 million) and selling expenses (Ps. 23.9 million), which were partially offset by an increase in gross margin (Ps. 5.7 million).

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets were a gain of Ps. 13.5 million in the second quarter of 2011 compared to a gain of Ps. 5.1 million in the second quarter of 2010.

This positive variation of Ps. 8.4 million was mainly due to interests collected from loans granted to subsidiaries.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, represented a loss of Ps. 72.2 million in the second quarter of 2011 compared to a loss of Ps. 33.4 million in the second quarter of 2010.

Second Quarter 2011 Page 6 of 16

This Ps. 38.8 million negative variation was basically due to increases of Ps. 23.1 million in interest expenses and Ps. 16.8 million in exchange results basically from the increase in debt due to the issuance of the 2022 Notes.

Other income (expense), net

Other incomes (expenses), net, includes mainly voluntary retirements, severance payments, net revenues and expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a loss of Ps. 12.6 million in the second quarter of 2011 vis a vis a loss of Ps. 4.8 million in the second quarter of 2010.

This negative variation was primarily due to the increase in the allowance for contingencies (Ps. 8.6 million) driven by litigations expenses, partially offset by a decrease of Ps. 1.8 million in other non-operating expenses.

Income tax on minimum presumed income

We recorded a tax gain of Ps. 45.5 million in the second quarter of 2011 compared to a charge of Ps. 5.0 million in the second quarter of 2010.

Net income

We recorded net loss of Ps. 66.2 million in the second quarter of 2011 compared to net loss of Ps. 6.3 million in the second quarter of 2010. This negative variation resulted primarily from:

▪	The increases in transmission, distribution and selling expenses; and,
▪	The increase in financial results generated by liabilities.

Second Quarter 2011 Page 7 of 16

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

Capital Expenditures

During the second quarter of 2011, our capital expenditures amounted to Ps. 85.6 million, compared to Ps. 110.9 million in the second quarter of 2010. Our capital expenditures in the second quarter of 2011 consisted mainly of the following:

•	Ps. 68.6 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 11.1 million in network maintenance and improvements;
•	Ps. 1.6 million in legal requirements;
•	Ps. 1.7 million in communications and telecontrol; and
•	Ps. 2.6 million of other investment projects.

For the six-month period ended June 30, 2011, our Capital Expenditures amounted to Ps. 134.3 million, compared to Ps. 193.1 million in the same period of 2010.

Second Quarter 2011 Page 8 of 16

HIGHLIGHTS

Intercompany Debt with EDEN

On July 8 and August 5, 2011, Empresa Distribuidora de Energía Norte SA prepaid Ps. 2 million and Ps.2.5 million plus interest, respectively, of the intercompany loan with Edenor for Ps. 80 million.

Shares acquisitions

On June 24, 2011, in different operations, the Company bought 2.951.000 ordinary shares of EMDERSA at a purchase price of US$0.42 per share. The shares represent 1.25% of the capital stock and the voting rights of the Company.

Financial position

As of today, the outstanding principal amount of our dollar denominated financial debt is US$ 324.8 million, consisting of US$ 300 million principal amount of Fixed Par Notes due 2022 and US$ 24.8 million principal amount of Senior Notes due 2017. In addition, the outstanding principal amount of our peso denominated debt is Ps. 40.8 million, consisting primarily of our Floating Rate notes due 2013.

Second Quarter 2011 Page 9 of 16

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2010, Edenor sold 19,292 GWh of energy and purchased 22,053 GWh of energy, with net sales of approximately Ps. 2.2 billion and net loss of Ps. 74.0 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Thursday, August 11, 2011, at 12:00 a.m. Buenos Aires time / 11:00 a.m. New York time.  For those interested in participating, please dial (888)233-0826 in the United States or, if outside the United States, +1(973) 935-8877.  Participants should use conference ID 84276396, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available from 08/11/2011 1.00pm BA Time to 08/18/2011 23.59 BA Time.  To access the replay, please dial 1(855) 859-2056 or 1(404) 537-3406. The Conference ID: 84276396.

For more information, please access www.edenor.com

Second Quarter 2011 Page 10 of 16

Income Statement
(For the six month period ended June 30, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the six month period ended June 30,
	2011		2010

Net sales	USD 277,609	Ps. 1,140,975	Ps. 1,090,918
Electric power purchases	(138,544)	(569,414)	(526,230)
Gross margin	139,066	571,561	564,688
Transmission and distribution expenses	(98,520)	(404,916)	(301,267)
Selling expenses	(27,707)	(113,874)	(90,333)
Administrative expenses	(20,920)	(85,981)	(80,767)
Net operating (loss) income	(8,080)	(33,210)	92,321
Financial income (expense) and holding gains (losses):
Gain (loss) in permanent investments	7,480	30,744	5
Goodwill amortization	1,444	5,935	0
Generated by assets:
Exchange difference	2,311	9,498	5,868
Interest	5,309	21,820	12,593
Exposure to inflation and holding results	(225)	(925)	(5,102)
Tax on financial transactions	(2,084)	(8,564)	(6,833)
Generated by liabilities:
Financial expenses	(1,752)	(7,200)	(7,929)
Exchange difference	(9,861)	(40,527)	(24,483)
Interest expenses	(18,110)	(74,431)	(39,952)
Tax on financial transactions	(3,098)	(12,734)	(10,037)
Adjustment to present value of the notes	0	0	(1,518)
Gain/Loss from the repurchased of notes	(4,197)	(17,248)	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	285	1,170	9,359
Other income (expenses), net	(4,927)	(20,248)	(8,213)
Income before taxes	(35,504)	(145,920)	16,079
Income tax	12,551	51,419	(17,403)
Net income	(22,993)	(94,501)	(1,324)

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.11 per dollar, the buying rate as of June 30, 2011, solely for the convenience of the reader.

Second Quarter 2011 Page 11 of 16

Cash Flow Statement
(For the six month period ended June 30, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

For the six month period ended June 30,
	2011		2010

Net income for the period	USD(22,993)	Ps.(94,501)	Ps.(1,324)
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	22,570	92,762	88,999
Retirement of property, plant and equipment	62	255	604
Gain from the sale of real property	-	-	-
Gain from permanent investment	(7,480)	(30,744)	5
Goodwill amortization	(1,444)	(5,935)	-
Gain from investments	(4,822)	(19,820)	(9.240)
Adjustment to present value of notes	-	-	1,518
Gain/Loss from the repurchase and redemption of notes	4,197	17,248	-
Exchange differences, interest and penalties on loans	25,987	106,805	57,150
Income tax	(12,511)	(51,419)	17,403
Allowance for doubtful accounts	1,580	6,492	7,783
Allowance for other doubtful account	146	600	2,857
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	(285)	(1,170)	(9,359)
Changes in operating assets and liabilities:
Net increase in trade receivables	2,380	9,780	12,066
Net increase in other receivables	(7,382)	(30,339)	22,690
(Increase) decrease in supplies	(839)	(3,447)	(3,222)
Increase in trade accounts payable	11,716	48,152	17,588
Increase in salaries and social security taxes	(1,563)	(6,425)	(9,002)
Increase (decrease) in taxes	4,127	16,962	(37,181)
Increase in other liabilities	7,653	31,455	22,090
Increase for funds deriving from the Program for the rational use of electric power (PUREE)	39,082	160,628	135,746
Net increase in accrued litigation	1,254	5,154	(2,597)
Financial interest paid (net of interest capitalized)	(15,810)	(64,980)	(30,977)
Financial interest collected	5,322	21,873	11,485
Net cash flow provided by operating activities	50,945	209,386	295,082
Cash Flow from investing activities:
Addition to property, plants and equipment	(32,681)	(134,320)	(193,113)
Acquisition of permanent investments	(137,965)	(567,035)	-
Credits for loans granted to companies	(68,127)	(280,000)	-
Net cash flow used in investing activities	(238,773)	(981,355)	(193,113)
Cash Flow from financing activities:
Increase in loans	62,305	256,074	(32,488)
Net cash flows provided by (used in) financing activities	62,305	256,074	(32,488)

Cash variations:
Cash at beginning of year	164,682	676,843	228,372
Cash at end of year	39,160	160,948	297,853
Net increase (decrease) in cash	(125,522)	(515,895)	69,481

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.11 per dollar, the buying rate as of June 30, 2011, solely for the convenience of the reader.

Second Quarter 2011 Page 12 of 16

Balance Sheet

(As of June 30, 2011 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	As of June 30,		As of December 31,
	2011		2010
Current Assets:
Cash and banks	USD 2,712	Ps.11,146	Ps.8,611
Investments	36,448	149,802	668,232
Trade receivables	98,306	404,038	421,193
Other receivables	88,656	364,376	43,361
Supplies	3,307	13,593	12,407
Total current assets	229,429	942,955	1,153,804
Non-Current Assets:
Trade receivables	11,078	45,531	45,531
Other receivables	46,128	189,586	119,249
Permanent investments in companies	139,115	571,761	415
Supplies	6,207	25,510	23,249
Property, plant and equipment	907,734	3,730,785	3,689,482
Total non-current assets	1,110,261	4,563,173	3,877,926
Total assets	1,339,691	5,506,128	5,031,730
Current Liabilities:
Trade account payable	103,368	424,842	378,505
Loans	17,893	73,539	54,108
Salaries and social security taxes	41,417	170,223	180,432
Taxes	30,780	126,507	111,080
Other liabilities	6,901	28,364	4,542
Accrued Litigation	15,325	62,986	57,832
Total current liabilities	215,684	886,461	786,499
Non-Current Liabilities:
Trade account payable	12,846	52,799	50,984
Loans	323,802	1,330,827	1,035,113
Salaries and social security taxes	13,240	54,417	50,633
Taxes	2,032	8,352	8,989
Other liabilities	280,482	1,152,779	984,518
Accrued Litigation	1,658	6,816	6,816
Total non-current liabilities	634,061	2,605,990	2,137,053
Total liabilities	849,745	3,492,451	2,923,552
Shareholders’ equity	489,946	2,013,677	2,108,178
Total liabilities and shareholders’ equity	1,339,691	5,506,128	5,031,730

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.11 per dollar, the buying rate as of June 30, 2011, solely for the convenience of the reader.

Second Quarter 2011 Page 13 of 16

Summary of Financial information in AESEBA (EDEN)

(AR$ MM, Arg. GAAP)	Year Ended	Six months period ended
	2010	2011
Net Sales	467.2	290.5
Electricity Purchases	-329.1	-191.7
Gross Margin	138.1	98.8
S&A Expenses	-84.8	-46.3
Other income (expense)	20.0	10.7
Net Operating Result	73.1	63.2
EBITDA	99.3	76.8
Net Interest Expense	-15.0	-9.9
Income Tax	-17.7	-20.2
Net Income (Loss)	32.4	30.5

 Summary of Financial information in EMDERSA

(AR$ MM, Arg. GAAP)	Year Ended	Six months period ended
	2010	2010	2011
Net Sales	744.2	358.9	394.3
Electricity Purchases	-441.5	-210.6	-240.3
Gross Margin	302.8	148.3	154.0
S&A Expenses	-177.1	-77.3	-107.3
Other income (expense)	20.5	9.9	15.5
Net Operating Result	146.3	80.9	62.2
EBITDA	193.0	103.0	91.0
Net Interest Expense	-42.3	-15.4	-28.7
Income Tax	-28.9	-16.7	-2.6
Net Income (Loss)	51.9	32.0	15.5

Second Quarter 2011 Page 14 of 16

Tariff Increases

During June 2011, many of our subsidiaries have been granted with tariff increases applied in all cases to the 1st of June, 2011.

•	EDESA: On June 15, 2011 through resolution N° 533/11 EDESA was granted a 19.07% tariff increase, which represents a 34.4% increase in VAD.
•	EDESAL: On June 15, 2011 through resolution N° 597-MOPeI-2011 EDESAL was granted a 9% tariff increase, which represents a 16.1% increase in VAD.
•	EDEN: On June 8, 2011 through resolution N° 415/11 EDEN was granted a 9% tariff increase, which represents a 15.0% increase in VAD.

Summary of the Distributor’s principal variables

	EDENOR	EDELAR	EDESA	EDESAL	EDEN
Clients	2.679.349	111.141	283.107	146.048	336.694

GWh Demand	5.754,0	207,3	352,0	272,7	775,2
GWh Sold	4.949,0	236,0	349,0	325,0	688,0

% of Wholesale Electricity Market (2010)	19,9%	1,0%	1,5%	1,3%	2,7%

Area (KM2)	4.637	102.635	266.472	139.954	109.141

KWh / Client (monthly)	615,7	707,8	410,9	741,8	681,1

Second Quarter 2011 Page 15 of 16

Consolidated Income Statement
(For the six month period ended June 30, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the six month period ended June 30,
	2011		2010

Net sales	USD 394,317	Ps. 1,620,643	Ps. 1,090,918
Electric power purchases	(179,891)	(739,354)	(526,230)
Gross margin	214,426	881,289	564,688
Transmission and distribution expenses	(127,097)	(522,367)	(301,267)
Selling expenses	(40,799)	(167,684)	(90,333)
Administrative expenses	(33,817)	(138,989)	(80,767)
Goodwill amortization	1,422	5,844	0
Net operating (loss) income	14,135	58,093	92,321
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	2,348	9,651	5,868
Interest	2,005	8,241	12,593
Exposure to inflation and holding results	545	2,238	(5,097
Taxes and other expenses	(7,682)	(31,573)	(6,833)
Others	(115)	(471)	0
Impairment of other assets	(18)	(72)	0
Generated by liabilities:
Exchange difference	(10,393)	(42,716)	(24,483)
Interest in related companies	(81)	(334)	0
Interest expenses	(19,526)	(80,253)	(39,952
Taxes and other expenses	0	0	(17,966)
Results for debt restructuring	(515)	(2,116)	0
Other financial expenses related companies	(1,507)	(6,194)	0
Others	(1,210)	(4,975)	0
Adjustment to present value of the notes	(225)	(925)	(1,518)
Gain/Loss from the repurchased of notes	(4,197)	(17,248)	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	(285)	(1,170)	9,359
Other income (expenses), net	(3,460)	(14,220)	(8,213)
Income before taxes	(30,181)	(124,044)	16,079
Income tax	8,634	35,484	(17,403)
Investments in third parties	(1,445)	(5,941)	0
Net income	(22,993)	(94,501)	(1,324)

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.11 per dollar, the buying rate as of June 30, 2011, solely for the convenience of the reader.

Second Quarter 2011 Page 16 of 16

Consolidated Balance Sheet

(As of June 30, 2011 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	As of June 30,		As of December 31,
	2011		2010
Current Assets:
Cash and banks	USD 10,075	Ps.41,408	Ps.8,611
Investments	45,327	186,294	668,232
Trade receivables	155,779	640,251	421,193
Other receivables	23,072	94,827	43,361
Supplies	4,594	18,883	12,407
Other assets	208	854	0
Total current assets	239,055	982,517	1,153,804
Non-Current Assets:
Trade receivables	11,126	45,727	45,531
Other receivables	31,328	128,759	119,249
Investments in permanent parties	98	402	415
Other investments	23	94	0
Supplies	6,207	25,510	23,249
Property, plant and equipment	1,377,412	5,661,163	3,689,482
Goodwill	(116,157)	(477,405)
Total non-current assets	1,310,036	5,384,250	3,877,926
Total assets	1,549,092	6,366,767	5,031,730
Current Liabilities:
Trade account payable	166,712	685,188	378,505
Loans	27,120	111,462	54,108
Salaries and social security taxes	55,491	228,069	180,432
Taxes	45,516	187,069	111,080
Other liabilities	27,087	111,326	4,542
Accrued Litigation	19,712	81,017	57,832
Total current liabilities	341,638	1,404,131	786,499
Non-Current Liabilities:
Trade account payable	14,645	60,193	50,984
Loans	344,981	1,417,871	1,035,113
Salaries and social security taxes	16,180	66,501	50,633
Taxes	3,182	13,078	8,989
Other liabilities	280,482	1,152,779	984,518
Accrued Litigation	2,408	9,897	6,816
Total non-current liabilities	661,878	2,720,319	2,137,053
Total liabilities	1,003,516	4,124,450	2,923,552
Investments in third parties	55,630	228,640	0
Shareholders’ equity	489,946	2,013,677	2,108,178
Total liabilities and shareholders’ equity	1,549,092	6,366,767	5,031,730

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.11 per dollar, the buying rate as of June 30, 2011, solely for the convenience of the reader.